Filed by CytRx Corporation
pursuant to Rule 425 of the Securities Act of 1933, as amended
Subject Company: CytRx Corporation
Subject Company’s Commission File No.: 000-15327
On August 11, 2008, CytRx Corporation issued the following press release:
CytRx Corporation Announces Effectiveness of Registration and Definitive Proxy
Statement for Pending Acquisition of Innovive Pharmaceuticals, Inc.
LOS ANGELES—August 11, 2008—CytRx Corporation (Nasdaq:CYTR), a biopharmaceutical company engaged in the development and commercialization of high-value human therapeutics, today announced that the amended registration and definitive proxy statement filed with the Securities and Exchange Commission (SEC) on Thursday, August 7, 2008, has been declared effective by the SEC.
A special meeting of Innovive stockholders has been scheduled for September 19, 2008 to vote on CytRx’s proposed acquisition of Innovive Pharmaceuticals, Inc. The meeting will be held at 10:00 a.m., Eastern Time, at 555 Madison Avenue, 25th Floor, New York, New York. All holders of Innovive common stock at the close of business on the record date, July 31, 2008, will be entitled to vote at the special meeting of shareholders. Innovive will mail its definitive proxy statement to its shareholders on or about August 13, 2008.
As announced on June 9, 2008, CytRx entered into a definitive agreement to purchase Innovive Pharmaceuticals, a biopharmaceutical company with four clinical stage oncology drug candidates, for a total consideration of approximately $21.3 million plus the assumption of Innovive’s liabilities. Directors and officers of Innovive and their affiliates who own beneficially an aggregate of approximately 22% of the shares of Innovive common stock have entered into support agreements to vote all shares that they control in favor of the merger.
CytRx anticipates that the acquisition will close in September 2008 after the special meeting of stockholders, assuming stockholder approval and satisfaction of other closing conditions.
About CytRx Corporation
CytRx Corporation is a biopharmaceutical research and development company engaged in the development of high-value human therapeutics. The Company owns three clinical-stage compounds based on its small-molecule molecular chaperone amplification technology. CytRx has a research and development facility in San Diego. CytRx currently owns approximately a 45% equity interest in RXi Pharmaceuticals Corporation (NASDAQ: RXII). For more information on the Company, visit www.cytrx.com.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including risks relating to the timing and the satisfaction of conditions to completion of our proposed acquisition of Innovive Pharmaceuticals, Inc., and our ability to achieve one or more of our objectives in undertaking the acquisition, the risk that secured loan amounts advanced by us to Innovive cannot be repaid by Innovive if the acquisition is not completed, the risk that the costs of our planned molecular chaperone amplification clinical and preclinical programs and funding of Innovive’s operating expenses before and after the acquisition will be greater than we anticipate and adversely affect our liquidity and require us to obtain additional financing sooner than expected, risks relating to clinical development of the product candidates of CytRx and Innovive, and the risks and uncertainties described in the most recent annual and quarterly reports filed by CytRx with the Securities and Exchange Commission and current reports filed since the date of CytRx’s most recent annual report. The business and operations of RXi, as well as ownership of RXi shares, also are subject to risks and uncertainties, including those set forth in the most recent annual and quarterly reports filed by RXi with the Securities and Exchange Commission and current reports filed since the date of RXi’s most recent annual report. All forward-looking statements are based upon information available to CytRx on the date the statements are first published. CytRx undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
# # #
Additional Information about the Acquisition and Where to Find It
In connection with the proposed transaction, CytRx has filed with the SEC a registration statement on Form S-4, which includes a prospectus/proxy statement of CytRx and Innovive relating to the merger. INVESTORS AND STOCKHOLDERS ARE STRONGLY ADVISED TO READ THE PROSPECTUS/PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the prospectus/proxy statement and other documents filed by us and Innovive at the SEC’s website at http://www.sec.gov.
This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
This communication is not a solicitation of a proxy from any stockholder of Innovive. However, CytRx, Innovive and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Innovive stockholders in connection with the proposed acquisition. Information about the officers and directors of CytRx and their ownership of CytRx common stock is set forth in the proxy statement for CytRx’s 2008 Annual Meeting of Stockholders, which was filed with the SEC on May 23, 2008. Information about the officers and directors of Innovive and their ownership of Innovive common stock is set forth in Innovive’s most recent Annual Report on Form 10-K, which was filed with the SEC on March 31, 2008 and amended on April 29, 2008. Investors and stockholders may obtain additional information regarding the direct and indirect interests of CytRx, Innovive and their respective officers and directors in the proposed acquisition by reading the prospectus/proxy statement referred to above.
CONTACT:
Parag Dave (investors)
212-601-8186
pdave@pnlifesciences.com
or
Cory Tromblee (media)
617-897-8294
ctromblee@pnlifesciences.com